Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

May 1, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

The following is in response to your April 6, 2006 letter.

Comment 1

The Company believes that the period used (2003 – 2004) was appropriate for the following reasons:

1.	The period used represents the most recent actual data compiled from advertiser lists at the date of acquisition.
2.	The Company believes that the period used represents a typical year and was not aware of unusual activity that occurred which may have skewed the attrition rates.

The table below presents the attrition rates for the St. Louis Post-Dispatch, Suburban Journals and the Arizona JV. These locations represent approximately 76% of the total value of the advertiser lists.

(000s) Location	Attrition Rate Jan 2004 – Dec. 2004 (used for valuation)	Attrition Rate June 2005 – March 2006	Attrition Rate April 2005 – March 2006	Attrition Rate Jan 2005 – Dec. 2005
St. Louis Post-Dispatch	6.54%	10.48%	9.46%	8.86%
Suburban Journals	12.01%	19.49%	16.69%	16.59%
Arizona JV(50% ownership)	9.05%	11.90%	11.20%	7.70%

Total Value (1)	$595,608	$497,888	$504,578	$537,059
Weighted Average Useful Life (1)	21 Years	17 Years	17 Years	19 Years
Annual Amortization	$28,362	$29,288	$29,681	$28,266

(1) Excludes 5% minority interest of the St. Louis Post-Dispatch.

The third column shows the information the Staff requested for the period since the acquisition. Actual data to date covers the ten-month period from June 2005 through March 2006. This data is not representative as it does not cover a full year. There are numerous advertisers that would have been active in April and May 2006 that would not be included in the calculation. As an alternative, the Company has included information for the twelve-month period ended March 2006, the last full year for which information is available, as well as for calendar year 2005.

As shown in the table above, the actual attrition rates for the three properties generally increased from the period used for the valuation. This is explained by the unusually weak advertising environment that has existed since October 2005. Management believes that the actual attrition rates will return to normal levels. Therefore, the Company believes that the attrition rates for the periods after the acquisition date do not reflect the value at the time of acquisition.

If attrition rates based on the latest full year information available were used, the value for the advertiser lists would decrease as shown in the table above. As a result, the amount of goodwill reported for the acquisition would increase by a corresponding amount. However, the overall effect on the Company’s operating income would not be material, and there is no impact on cash flows.

Once again, however, we must caution the Staff that the valuation of advertiser lists is based on several factors. The analysis above is hypothetical and does not take into account changes in revenue growth or operating margins.

Comment 2

According to the Statement of Financial Accounting Standards No. 142, paragraph 12: “The method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. If that pattern can not be reliably determined, a straight-line amortization method shall be used.”

Alternative amortization methods were considered. The Company believes that the straight-line method provides a better match to the expected future benefits. As displayed in Exhibit 2.1 of the valuation report which was previously submitted, the survivor operating income is relatively constant from year to year. This is due to the fact that the decrease attributable to the attrition rate is partially offset by expected revenue growth.

* * * *

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer

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